SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Florida East Coast Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

340632108

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, Florida 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Names of Reporting Person: Alfred I. duPont Testamentary Trust I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization Florida

Number of shares beneficially owned by each Reporting person with	7 Sole voting power -0- 8 Shared voting power 3,085,930 9 Sole dispositive power -0- 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,085,930
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.8%	☐
14	Type of Reporting Person* OO

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: The Nemours Foundation I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds* WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization Florida

Number of shares beneficially owned by each Reporting person with	7 Sole voting power -0- 8 Shared voting power -0- 9 Sole dispositive power -0- 10 Shared dispositive power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%	☐
14	Type of Reporting Person* OO

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: Winfred L. Thornton I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF/PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7 Sole voting power 29,078 8 Shared voting power 3,085,930 9 Sole dispositive power 29,078 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,008
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.9%	☐
14	Type of Reporting Person* IN

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States

Number of shares beneficially owned by each Reporting person with	7 Sole voting power 132,792 8 Shared voting power 3,085,930 9 Sole dispositive power 132,792 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,722
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 10.2%	☐
14	Type of Reporting Person* BK

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: Hugh M. Durden I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7 Sole voting power -0- 8 Shared voting power 3,085,930 9 Sole dispositive power -0- 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,085,930
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.8%	☐
14	Type of Reporting Person* IN

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: John S. Lord I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7 Sole voting power 1,412 8 Shared voting power 3,085,930 9 Sole dispositive power 1,412 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,087,342
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.8%	☐
14	Type of Reporting Person* IN

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: Herbert H. Peyton I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF/PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7 Sole voting power 23,736 8 Shared voting power 3,085,930 9 Sole dispositive power 23,736 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,109,666
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.9%	☐
14	Type of Reporting Person* IN

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Persons: John F. Porter III I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each reporting person with	7 Sole voting power -0- 8 Shared voting power 3,085,930 9 Sole dispositive power -0- 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,085,930
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.8%	☐
14	Type of Reporting Person* IN

• SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Names of Reporting Person: W. T. Thompson III I.R.S. Identification No. of Above Person (entity only)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	:
6	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7 Sole voting power 800 8 Shared voting power 3,085,930 9 Sole dispositive power 800 10 Shared dispositive power 3,085,930

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,086,730
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 9.8%	☐
14	Type of Reporting Person* IN

• SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 amends the Statement on Schedule 13D dated October 19, 2000, filed by the Reporting Persons relating to the Common Stock, no par value (“Common Stock”), of Florida East Coast Industries, Inc., a Florida corporation (the “Issuer”).

Items 4, 5, 6 and 7 are hereby amended as set forth below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

“For information concerning the sale by the Trust on July 16, 2004 of 5,200,000 shares of Common Stock on the terms contained in a confirmation statement dated June 9, 2004, see Items 5 and 6 of this Statement.

“For information concerning the sale by the Trust and the Foundation of 5,500,000 shares of Common Stock to the Company on the terms of the August 2004 Agreement (as hereinafter defined), see Items 5 and 6 of this Statement.

“In accordance with the terms of the August 2004 Agreement, it is presently contemplated that Messrs. Lord, Peyton and Thornton will resign from the Company’s Board of Directors on August 16, 2004. Upon such resignation, they will each forfeit 1,412 shares of Common Stock granted to them on June 3, 2004 pursuant to the Company’s stock incentive plan for directors.

“None of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein, subject to reevaluation as a result of changes in market or general economic conditions or other considerations.

“As a result of the sale by the Foundation of all its shares of Common Stock pursuant to the August 2004 Agreement on August 13, 2004, the Foundation has no further direct or indirect beneficial ownership of shares of Common Stock and on that date ceased to be a Reporting Person.”

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in its entirety to read as follows:

“(a) As of the close of business on the date hereof, the Trust directly owned 3,085,930 shares of Common Stock, which represented 9.8% of the issued and outstanding shares of Common Stock. As of such date, the Foundation directly owned no shares of Common Stock. By virtue of their status as trustees, the Trustees may be deemed to have indirect beneficial ownership of Common Stock owned by the Trust. In addition, as of such date, Mr. Thornton beneficially owns 29,078 shares of Common Stock (including 20,241 shares as to which Mr. Thornton has the right to acquire and 2,583 shares held in a retirement account for his benefit), and Mr. Peyton beneficially owns 23,736 shares of Common Stock (including 17,600 shares as to which Mr. Peyton has the right to acquire), and Mr. Lord beneficially owns 1,412 shares of Common Stock. In addition, as of such date, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 132,972 shares of Common Stock of the Issuer held in fiduciary and investment capacities.

“(b) By virtue of their status as trustees, the Trustees have the power to vote or direct the vote (to the extent votable) and the power to dispose or direct the disposition of the shares of Common Stock owned by the Trust.

“Each of Messrs. Lord, Peyton and Thornton has the sole power to vote or direct the vote and dispose or direct the disposition of the other shares of Common Stock that he beneficially owns. Wachovia Bank, N.A., has sole voting and dispositive power over the other shares of Common Stock beneficially owned by it.

Paragraph (c) of Item 5 is hereby amended by adding the following:

“(c) In the sixty days prior to the filing of Amendment No. 3 to this Schedule 13D, none of the Reporting Persons effected any transactions in the Issuer’s Common Stock, except as follows:

“On July 16, 2004, the Trust sold certain advisory funds of Franklin Mutual Advisers, LLC (“Franklin”), 5,200,000 shares of Common Stock for cash in an amount equal to $174,200,000.00 (the “Initial Purchase Amount”), or $33.50 per share, plus approximately $130,000.00 in interest, pursuant to the previously reported agreement between Trust and Foundation.

“Pursuant to a Stock Purchase Agreement dated August 4, 2004 (the “August 2004 Agreement”) with the Company, on August 13, 2004 (i) the Trust sold 3,183,343 shares of Common Stock, and the Foundation sold all 2,316,657 shares of Common Stock owned by it, to the Company, and the Company purchased such shares, for an aggregate of $189,750,000.00 in cash, or $34.50 per share. Also pursuant to the August 2004 Agreement, the Trust agreed that Messrs. Lord, Peyton and Thornton would resign from the Company’s board of directors, effective no later than August 20, 2004, and the Trust agreed not to sell additional shares of Common Stock until January 1, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

“For a description of the August 2004 Agreement reached on August 4, 2004, pursuant to which the Trust and the Foundation sold 5,500,000 shares of Common Stock to the Company, see Item 5 hereof.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

“ 5. Stock Purchase Agreement dated August 4, 2004.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2004

ALFRED I. duPONT TESTAMENTARY TRUST

By:	/s/ Winfred L. Thornton
Winfred L. Thornton Chairman

THE NEMOURS FOUNDATION

By:	/s/ W. T. Thompson III
W. T. Thompson III Chairman

WACHOVIA BANK, N.A., as Corporate Trustee

By:	/s/ Charlotte A. Borland
Charlotte A. Borland Senior Vice President

/s/ Hugh M. Durden
Hugh M. Durden, Individually

/s/ John S. Lord
John S. Lord, Individually

/s/ Herbert H. Peyton
Herbert H. Peyton, Individually

/s/ John F. Porter
John F. Porter III, Individually

/s/ W. T. Thompson
W. T. Thompson III, Individually

/s/ Winfred L. Thornton
Winfred L. Thornton, Individually

EXHIBIT INDEX

Exhibit	Description
5	Stock Purchase Agreement dated August 4, 2004